FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File # 0-16353

37 Capital Inc.

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada V6C 3P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

• EXHIBITS

Exhibit 33.1 Certification of CEO, (September 30th, 2014 Financial Statements);

Exhibit 33.2 Certification of CFO, (September 30th, 2014 Financial Statements);

Exhibit 99.1 Condensed Interim Unaudited Financial Statements, September 30th, 2014;

Exhibit 99.2 Interim MD&A, September 30th, 2014;

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

37 Capital Inc,

By: “Bedo H. Kalpakian”
(signature)
President & Director

Date: December 2nd, 2014